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Exhibit 99.1

NEXFOR BENEFITS FROM CONTINUING STRONG OSB PERFORMANCE

Note: Financial references in US dollars unless otherwise noted.

TORONTO, ONTARIO, August 1, 2003: (NF) Strong performance from Nexfor's significantly expanded Oriented Strand Board business highlighted second quarter performance, the Company announced today.

"Nexfor's strategic 160% growth in North American OSB since 2000, together with our low-cost position and dramatically stronger pricing has been pivotal to our financial strength," said Dominic Gammiero, Nexfor's President and CEO. "Going forward, we expect OSB performance to be even stronger in the third quarter, given lengthy order files, continued strong demand and current price levels in excess of $325."

"Our focus continues to be on the growth and efficiency of our OSB business, accelerated margin improvements, debt reduction and managing capital investments and working capital to maximize cash flow."

Mr. Gammiero added that the Company expects to begin deriving the benefits from an aggressive restructuring initiative at its Edmundston-Madawaska paper operations.

2nd Quarter 2003 Highlights

•
Increased total EBITDA 71% over previous quarter.

•
Increased EBITDA for Panels 87% over previous quarter.

•
Generated free cash flow of $27 million or 19 cents per share.

•
Continued with plans to sell non-strategic assets.

•
Established quarterly production records at OSB mills in Scotland, Minnesota, Texas, Alabama, South Carolina and Quebec.

•
Ramped up new OSB mills to 90% of capacity at Alabama, 80% of capacity in South Carolina.

•
Achieved margin improvements of $15 million YTD relative to 2002.

•
Reduced net debt $45 million.

•
Increased sales 17% versus the second quarter of 2002.

•
Began implementation of a productivity improvement plan at Edmundston-Madawaska operation, reducing workforce by 20% and generating annual savings of $21 million.

•
Started up pulp mill at Berlin, New Hampshire as planned.

•
Improved safety performance by 20%.

•
Streamlined reporting structure appointing Barrie Shineton, Executive VP Wood Products, Bert Martin, Executive VP Paper and John Tremayne, Executive VP Finance and CFO.

Nexfor Inc. Suite 500 1 Toronto Street Toronto, Ontario M5C 2W4	Telephone Number: (416) 643-8820 Fax (416) 643-8827 www.nexfor.com

Earnings for the second quarter of 2003, before the restructuring charge at the eastern paper operations, were $14 million or $0.09 per common share compared with earnings of     $1 million in the first quarter of 2003 and earnings of $12 million or $0.08 per share in the second quarter of 2002. For the first half of 2003, earnings before the restructuring charge were $15 million, identical to the corresponding period in 2002.

In the second quarter of 2003, free cash flow generated amounted to $27 million or $0.19 per share, and net debt was reduced $45 million.

North Central benchmark OSB prices reached $303 per Msf (7/16-inch basis) at the end of June from $172 at the end of March. Prices averaged $215 in the second quarter of 2003 up 23% from the first quarter of 2003 and 35% ahead of the second quarter of 2002. Low field inventories and strong building activity helped drive prices to four-year highs. Nexfor also benefited from production efficiencies, margin improvements and synergies from the acquisition of three OSB mills in the U.S. South in 2002.

On April 10, 2003, Nexfor announced a productivity improvement plan to provide annual savings of $21 million by reducing the total workforce at the paper and pulp operations in Edmundston, New Brunswick and Madawaska, Maine by 20%. A charge of $21 million ($14 million after-tax, or $0.09 per share) was recorded in the second quarter of 2003 for costs relating to the plan. This restructuring charge reduced second quarter 2003 earnings to break-even and six months results to a profit of $1 million. Additional consulting and training costs of approximately $4 million pre-tax will be expensed as incurred throughout the remainder of 2003.

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Net sales	450	403	385	853	723
EBITDA (1)	58	34	49	92	81
Depreciation	31	31	31	62	58
Earnings (2)	14	1	12	15	15
Capital investments	11	7	8	18	14

(1)
EBITDA in Q2 2003 and 6 months 2003 excludes $21 million restructuring charge.

(2)
Earnings in Q2 2003 and 6 months 2003 excludes $14 million after-tax restructuring charge.

Dividend Declaration

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on September 21, 2003 to shareholders of record on September 1, 2003. Common shareholders may participate in Nexfor's Dividend Reinvestment Plan.

Nexfor Profile

Nexfor Inc. is a major producer of wood-based panels and specialty papers, with operations in Canada, the United States and the United Kingdom. The Company is publicly traded on The Toronto Stock Exchange under the stock symbol: NF. Additional information on Nexfor is available on the Company's website at www.nexfor.com.

Conference Call

Nexfor will hold a conference call for investors on Friday August 1, 2003 at 10:00 a.m. ET. An audio-only webcast of the call will be available on both www.nexfor.com and www.newswire.ca. A replay of the call will be available from August 1 at 12 noon ET through August 11 by calling 1-800-408-3053 and entering the access code 1450515. Audio playback will be available on the Nexfor website.

For more information, please contact:

Charles Gordon
Vice President, Corporate Affairs
(416) 643-8836
gordonc@nexfor.com

Management's Discussion and Analysis

        EBITDA, EBITDA margin, operating earnings, ROCE, net debt and free cash flow are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

Change in Segmented Reporting

        A new presentation of segmented reporting has commenced in the second quarter of 2003 concurrent with an organizational change that better reflects the strategic direction, business characteristics and management of Nexfor. The three business segments previously reported as North American Building Materials, European Panels, and Paper and Pulp have been replaced by four segments: Panels, Lumber, Timber and Paper. Segmented information for prior periods has been restated to reflect these changes.

        The division of segmented assets at June 28, 2003 was: Panels 54%, Paper 36%,    Lumber 7% and Timber 3%.

Operating Results

        Net sales were $450 million or 17% higher than the second quarter of 2002, driven primarily by higher OSB prices in North America and the additional paper and pulp shipments from the Berlin-Gorham acquisition.

        Net sales for the first six months of 2003 were up $130 million from the comparable period in 2002, with acquisitions accounting for $125 million of the increase. Three OSB mills were acquired April 1, 2002 and the Berlin-Gorham purchase was effective May 31, 2002.

        Operating earnings, excluding the restructuring charge, were $27 million in the second quarter of 2003, up $24 million from the first quarter. Panels contributed $40 million of the total, more than offsetting losses from Paper and Lumber due to weak markets.

        Depreciation expense of $31 million in the second quarter of 2003 was identical to the first quarter of 2003 and the second quarter of 2002. EBITDA, excluding the $21 million restructuring charge, rose 71% to $58 million in the second quarter of 2003, from $34 million in the first quarter, largely on the strength of OSB prices.

        Pre-tax cash return on capital employed (ROCE) averaged 15% in the second quarter of 2003, excluding the impact of the restructuring charge, compared to 9% in the first quarter of 2003 and 12% in the second quarter of 2002. The second quarter ROCE was 9% including the restructuring charge.

        Return on common equity averaged 7% in the second quarter of 2003, excluding the restructuring charge, and 0% including the restructuring charge.

Liquidity and Capital Resources

        In the second quarter of 2003, cash flow from operations, after working capital changes, generated $38 million. First quarter 2003 operations had consumed $41 million. The significant positive variation is due mainly to a reduction in operating working capital and higher OSB earnings. Total operating working capital at June 28, 2003 was $140 million compared to $163 million at March 29, 2003.

        Capital investments were $11 million in the three-month period ending June 28, 2003, up $4 million from the preceding quarter. Cash dividend payments of $7 million were up $1 million from the first quarter. In June 2003, 757,000 shares were issued under the Dividend Reinvestment Plan (DRIP), increasing total common shares outstanding to 146.1 million. A total of 1.6 million shares have been issued in 2003 under the DRIP.

        Nexfor's net debt stood at $707 million at June 28, 2003, representing 45% of total capital employed. The ratio at March 29, 2003 was 47%. The Company remains committed to debt reduction, targeting a maximum 40% ratio. The reduction will be achieved through internally generated cash flow, and the sale of non-strategic assets.

        The effective rate on Nexfor's debt-related obligations, including the impact of interest rate swaps, was 4.23% at June 28, 2003. Undrawn committed bank lines at the quarter-end were $316 million and cash balances totaled $55 million.

        During the second quarter of 2003, the Company realized a gain of $23 million in respect of its interest rate swap agreements. The gain is being deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges.

        The $150 million 7.5% debentures issued in 1993 matured July 15, 2003. The maturity was funded by a combination of cash on hand and drawings on credit facilities.

Restructuring Charge

        Total costs associated with the productivity improvement plan at the Edmundston and Madawaska operations are estimated at $25 million. Workforce reductions will total 331 employees. In the second quarter of 2003, a charge of $21 million ($14 million after-tax) was recorded consisting of severance, early retirement, consulting and training costs of $16 million and non-cash pension related charges of $5 million. Additional consulting and training costs of approximately $4 million will be expensed as incurred throughout the remainder of 2003.

        The cross-border plants at Edmundston and Madawaska are now being operated as a single complex with combined service and staff functions, and a greater degree of flexibility in job definitions and assignments. The restructuring is projected to result in annual savings of about $21 million. Work-hours per ton of paper produced are expected to decline by 21%.

Margin Improvements

        The Margin Improvement Program (MIP) is on track to deliver planned benefits of $34 million in 2003 relative to 2002 measured at constant prices and exchange rates. Initiatives in the first six months of 2003 contributed $15 million. Approximately 60% of the 2003 MIP to date is attributed to mix and volume and 40% to cost reductions.

Capital Investments

        Additions to property, plant and equipment totaled $11 million in the second quarter of 2003 or 35% of depreciation. For the first six months of 2003, capital investments were $18 million, up $4 million from the same period in 2002. For the full year 2003, capital requirements are expected to total approximately $65 million, with sustaining capital accounting for about 50% of the total.

        In the second half of 2003, the capital plan includes the majority of the costs associated with the $12 million project at the Jefferson, Texas OSB mill to replace the wood processing system. Savings will be realized in increased wood recovery, lower resin and wax usage, and lower maintenance requirements. About 18 days of downtime will be required in the fourth quarter to complete the project.

Business Segments

Panels

        The Panels segment comprises 10 OSB mills, 2 MDF (medium density fibreboard) plants, 2 particleboard plants, 1 specialty plywood mill, 2 laminating operations, and a furniture plant. The operations are located in Canada, the United States and the United Kingdom. Panels accounted for 47% of Nexfor's total net sales in the first 6 months of 2003 compared to 43% in the same period of 2002.

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Net sales	217	189	177	406	312
EBITDA	58	31	28	89	44
Depreciation	18	17	18	35	31
Capital investments	6	4	2	10	4

        EBITDA for Panels increased 87% over the first quarter of 2003 and 107% over the second quarter of 2002 mainly benefiting from higher prices and shipments for OSB. In the second quarter of 2003, Nexfor's OSB shipments rose 3% compared to the corresponding quarter in 2002, largely due to a 21% increase from the mill at Inverness, Scotland and continued ramp up from plants in South Carolina and Alabama. EBITDA margins averaged 27% in the second quarter of 2003 compared to 16% one year earlier. Wood pricing remains under pressure at some southern U.S. mills due to abnormally wet weather that continues to adversely impact wood deliveries. Energy and resin costs are also detracting from earnings.

        Four of the North American OSB mills established quarterly production records in the second quarter of 2003. In addition, the Alabama and South Carolina OSB mills had their highest quarterly output to-date, achieving 90% and 80% of capacity respectively.

        North Central benchmark prices averaged $215 per Msf (7/16-inch basis) in the second quarter of 2003, up 23% from the first quarter of 2003 and 35% ahead of the second quarter of 2002. Factors driving prices to four-year highs were low field inventories, strong building activity and reduced supply due to numerous OSB maintenance shutdowns over the previous six months. Current North Central prices are in the $340 range, with order files stretching into September. Each $10 change in the price of OSB impacts Nexfor's annualized pre-tax earnings by approximately $28 million.

        Mortgage rates at 45-year lows kept housing starts brisk in the U.S. Starts averaged a seasonally adjusted rate (SAAR) of 1.72 million units in the second quarter of 2003, down 1% from the first quarter of 2003. The average monthly SAAR figure through the first half of 2003 was 1.73 million — 2% ahead of the same period in 2002.

        Markets for industrial panels in North America were generally weak for much of the quarter. The MDF mill in New York took 6 days of market-related downtime; the specialty plywood mill in Ontario was shut 5 days.

        The UK operations contributed EBITDA of $6 million in the second quarter of 2003, identical to the first quarter of 2003 and the second quarter of 2002. Markets for all products remain extremely competitive. Manufacturing costs for OSB, MDF and particleboard were down 5%- 8% from the first quarter. Production from the OSB mill in Scotland established a quarterly record, up 9% from the first quarter. The value-added business at South Molton, England continued to deliver strong results.

Lumber

        The Lumber segment includes 6 sawmills — 4 in Canada, 2 in the U.S. — and an I-joist facility in Canada. Lumber accounted for 10% of Nexfor's net sales in the first half of 2003 versus 15% in the first 6 months of 2002.

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Net sales	44	39	60	83	107
EBITDA	(4)	(3)	16	(7)	21
Depreciation	3	3	3	6	6
Capital investments	1	—	1	1	1

        EBITDA for Lumber was negative $4 million in the second quarter of 2003. Results have been impacted by oversupplied markets and the imposition of duties on Canadian lumber shipped to the U.S.

        Duties on softwood lumber amounted to $4 million in the first six months of 2003 compared to a net refund of $2 million in the corresponding period in 2002. Nexfor's two sawmills in Quebec, subject to both countervail (CVD) and antidumping (ADD) duties, accounted for 50% of the duties paid to date in 2003. The two sawmills in New Brunswick, exempt from the CVD, accounted for the balance. To date, Nexfor has incurred $7 million in ADD and $3 million in CVD since the U.S. Department of Commerce's order became effective May 22, 2002.

        Canadian and U.S. government representatives have recently resumed discussions in an attempt to negotiate a resolution to the softwood lumber trade dispute.

        Lumber benchmark prices as measured by Eastern Boston SPF 2 × 4 averaged $289 per Mfbm in the second quarter of 2003, unchanged from the first quarter, but down 17% from the corresponding period in 2002. Despite strong demand, markets were oversupplied. Prices rallied in June, ending the quarter at $335 per Mfbm, buoyed by reduced supply from production curtailments and the continued strength of the housing market. Nexfor's two sawmills in New Brunswick took downtime in the second quarter due to weak markets and surplus chip inventories.

Timber

        The Timber segment includes freehold lands in Maine (97,000 hectares) and New Brunswick (310,000 hectares) and Crown licenses in New Brunswick. Approximately 50% of the segment's sales are directed to third parties, the remainder is consumed internally. Timber accounted for 2% of Nexfor's net sales in the first 6 months of both 2002 and 2003.

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Net sales	9	20	9	29	29
EBITDA	1	4	1	5	5
Depreciation	—	1	—	1	1
Capital investments	1	—	1	1	1

        Logging activity is seasonal with the first and fourth quarters traditionally being the most profitable. Results for 2003 are on track with the prior year.

        All fibre requirements for Nexfor's U.S. and U.K. panel operations are purchased on the open market.

Paper

        The Paper segment comprises 17 paper machines at four locations and 2 market pulp facilities. Products include fine paper, groundwood paper, paperboard, towel and hardwood pulp. Paper accounted for 41% of Nexfor's net sales in the first half of 2003 compared to 40% in the corresponding period in 2002.

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Net sales	186	167	143	353	290
EBITDA (1)	3	2	4	5	11
Depreciation	10	10	10	20	20
Capital investments	3	3	4	6	8

(1)
EBITDA in Q2 2003 and 6 months 2003 excludes $21 million restructuring charge.

        EBITDA for Paper was $3 million in the second quarter of 2003, excluding the restructuring charge, similar to both the first quarter of 2003 and second quarter of 2002. Paper products remain mired in a weak demand environment. North American demand for printing and writing paper is generally soft, particularly for fine papers. Fine papers accounts for 45% of the total North American demand for printing and writing paper. Nexfor's paper capacity is approximately 66% fine papers, 23% groundwood papers, 7% paperboard and 4% towel.

        Nexfor's fine paper shipments were 29,000 tonnes or 34% higher than the second quarter of 2002 and 9% ahead of the first quarter of 2003. Shipments from the Gorham, New Hampshire mill, acquired May 31, 2002, accounted for most of the increment. All five paper machines at Gorham are now running simultaneously helping to increase productivity. Specialty business at Gorham continues to grow, averaging 56% year-to-date 2003 versus 45% for the period of ownership in 2002.

        Groundwood paper demand improved in the second quarter of 2003, particularly for lightweight coated grades. Average prices realized for Nexfor's groundwood grades increased 2% from the first quarter.

        The pulp mill at Berlin, New Hampshire was successfully started up in early April following the completion of quality and production improvements. The mill had been shut for 18 months. During the second quarter, 16,000 tonnes of slush pulp were delivered to the nearby paper machines at Gorham and 22,000 tonnes of dried pulp were produced for external sale.

        Hardwood pulp list prices increased $40 per tonne April 1 to $560, up $90 from year-end 2002. Three price hikes in the first four months of 2003 were supported by weather-related shortages in the U.S. South, increased demand in Asia, a stronger Euro and declining inventories. However, Norscan producer inventories rose by 247,000 tonnes in the second quarter of 2003, ending June at 1.713 million tonnes — the highest figure since February 2002. Weak paper demand and the absence of Chinese traders in the market led to the inventory increase. Spot prices declined in late June and list prices for pulp fell $30 per tonne in July.

        In May, Nexfor assumed responsibility for the management of Katahdin Paper in Maine, receiving a management fee to oversee the operations and sales. Two paper machines, with capacity of 240,000 tons, were restarted in early June producing a mix of newsprint and directory paper.

        The outlook for paper and pulp is difficult to determine given the economic climate. A meaningful recovery will require a sustainable increase in consumption.

        The foregoing contains a review of developments that impacted on Nexfor's performance during the second quarter of 2003. Forward looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

        EBITDA is earnings before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Nexfor may not be comparable to similar titled measures reported by other companies. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Nexfor interprets EBITDA trends as an indicator of relative operating performance.

        EBITDA margin (%) is EBITDA as a percentage of net sales.

        Operating earnings is earnings before interest and taxes.

        ROCE (return on capital employed) is annualized EBITDA divided by the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets (excluding a $49 million convertible debenture investment).

        Net debt is long-term debt including the current portion and bank advances less cash and short-term notes, and less a $49 million convertible debenture investment included in other assets.

        Free cash flow is defined as cash provided by operations plus the net change in non-cash working capital balances less total capital investments (additions to property, plant and equipment).

EBITDA

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Earnings	$—	$1	$12	$1	$15
Add: Interest expense	10	9	9	19	16
Less: Interest and other income	(2)	(1)	(2)	(3)	(3)
Less: Income tax recovery	(2)	(6)	(1)	(8)	(5)
Add: Depreciation	31	31	31	62	58

EBITDA	37	34	49	71	81
Restructuring charge	21	—	—	21	—

EBITDA excluding restructuring charge	$58	$34	$49	$92	$81

Operating earnings

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Earnings	$—	$1	$12	$1	$15
Add: Interest expense	10	9	9	19	16
Less: Interest and other income	(2)	(1)	(2)	(3)	(3)
Less: Income tax recovery	(2)	(6)	(1)	(8)	(5)

Operating earnings	6	3	18	9	23
Restructuring charge	21	—	—	21	—

Operating earnings excluding restructuring charge	$27	$3	$18	$30	$23

Capital employed

($ millions)	Jun 28 2003	Mar 29 2003	Dec 31 2002
Property, plant and equipment	$1,391	$1,401	$1,439
Accounts receivable	235	216	182
Inventories	193	206	181
Accounts payable	(288)	(259)	(264)
Other assets	91	93	80
Convertible debenture (1)	(49)	(49)	(49)

Capital employed	$1,573	$1,608	$1,569

(1)
included in other assets

Net debt

($ millions)	Jun 28 2003	Mar 29 2003	Dec 31 2002
Long-term debt	$658	$701	$659
Current portion of long-term debt	153	154	153
Bank advances	—	—	1
Cash and short-term notes	(55)	(54)	(67)
Convertible debenture (2)	(49)	(49)	(49)

Net debt	$707	$752	$697

(2)
included in other assets

Free cash flow

($ millions)	2nd Qtr. 2003	1st Qtr. 2003	2nd Qtr. 2002	6 Months 2003	6 Months 2002
Cash provided by operations	$32	$19	$41	$51	$68
Net change in non-cash working capital	6	(60)	29	(54)	(6)
Capital investments	(11)	(7)	(8)	(18)	(14)

Free cash flow	$27	$(48)	$62	$(21)	$48

NEXFOR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited)
(In millions of US dollars, except per share information, unless otherwise noted)

	Three Months Ended		Six Months Ended
	Jun 28 2003	Jun 29 2002	Jun 28 2003	Jun 29 2002
Earnings
Net sales	$450	$385	$853	$723

Earnings before interest, taxes, depreciation and restructuring charge:
Panels	58	28	89	44
Lumber	(4)	16	(7)	21
Timber	1	1	5	5
Paper	3	4	5	11

	58	49	92	81
Restructuring charge (note 8)	(21)	—	(21)	—
Interest and other income	2	2	3	3
Interest expense	(10)	(9)	(19)	(16)

Earnings before depreciation and taxes	29	42	55	68
Depreciation	(31)	(31)	(62)	(58)
Income tax recovery (note 2)	2	1	8	5

Earnings	$—	$12	$1	$15

Earnings per common share
— Basic	$0.00	$0.08	$0.00	$0.09
— Diluted	$0.00	$0.08	$0.00	$0.09

Retained Earnings
Balance, beginning of period	$161	$187	$169	$194
Earnings	—	12	1	15
Preferred share dividends	(1)	(1)	(1)	(2)
Common share dividends	(11)	(9)	(20)	(18)

Balance, end of period	$149	$189	$149	$189

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)
(In millions of US dollars)

	Jun 28 2003	Dec 31 2002
ASSETS
Current assets:
Cash and short-term notes	$55	$67
Accounts receivable	235	182
Inventory	193	181
Future income taxes	14	13

	497	443
Property, plant and equipment
Panels	816	839
Lumber	82	99
Timber	52	52
Paper	441	449
Other assets	91	80
Future income taxes	11	7

	$1,990	$1,969

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank advances	$—	$1
Accounts payable and accrued liabilities	288	264
Current portion of long-term debt	153	153

	441	418
Long-term debt	658	659
Other liabilities	94	80
Future income taxes	18	12
Shareholders' equity	779	800

	$1,990	$1,969

(See accompanying notes)

NEXFOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In millions of US dollars)

	Three Months Ended		Six Months Ended
	Jun 28 2003	Jun 29 2002	Jun 28 2003	Jun 29 2002
CASH PROVIDED BY (USED FOR):
Operating Activities
Earnings	$—	$12	$1	$15
Items not affecting cash:
Depreciation	31	31	62	58
Future income taxes (note 2)	(3)	(2)	(11)	(7)
Other items	4	—	(1)	2

Cash provided by operations	32	41	51	68
Net change in non-cash working capital balances	6	29	(54)	(6)

	38	70	(3)	62

Investment Activities
Capital investments
Panels	(6)	(2)	(10)	(4)
Lumber	(1)	(1)	(1)	(1)
Timber	(1)	(1)	(1)	(1)
Paper	(3)	(4)	(6)	(8)
Acquisitions and other	1	(262)	1	(264)

	(10)	(270)	(17)	(278)

Financing Activities
Other debt incurred, (repaid) net	(43)	186	(2)	216
Dividends	(7)	(5)	(13)	(11)
Realized interest rate swap gain (note 6)	23	—	23	3

	(27)	181	8	208

Increase (decrease) in cash and short-term notes	$1	$(19)	$(12)	$(8)

(See accompanying notes)

NEXFOR INC.
SHIPMENTS
(unaudited)

	Three Months Ended		Six Months Ended
	Jun 28 2003	Jun 29 2002	Jun 28 2003	Jun 29 2002
Panels
OSB (MMsf-1/16")	5,145	4,978	9,797	8,133
MDF (MMsf-1/16")	754	844	1,578	1,658
Particleboard (MMsf-1/16")	926	824	1,906	1,738
Plywood (MMsf-1/16")	118	132	241	252
Lumber
Lumber (MMfbm)	169	179	325	338
I-joist (MMlf)	11	9	18	17
Timber
Timber (000's m3)	206	299	973	1,076
Paper
Fine paper (k tonnes)	114	85	219	167
Groundwood paper (k tonnes)	43	44	85	90
Paperboard (k tonnes)	14	13	27	26
Towel (k tonnes)	7	—	14	—
Pulp (k tonnes)	75	58	137	117

(See accompanying notes)

NEXFOR INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(In millions of US dollars, unless otherwise noted)

Note 1 — Basis of Presentation

        These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited financial statements. These interim financial statements should be read in conjunction with the annual audited financial statements for the year ended December 31, 2002.

        During the fourth quarter of 2002, the US dollar became the functional currency of Nexfor's Canadian operations and Nexfor adopted the US dollar as its reporting currency. As a result, the 2002 comparative figures previously disclosed have been converted to the US dollar using the exchange rate of CAD $1.00 = US $0.6380.

Note 2 — Income Taxes

        Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		Six Months Ended
	Jun 28 2003	Jun 29 2002	Jun 28 2003	Jun 29 2002
Current tax expense	$1	$1	$3	$2
Future income tax recovery	(3)	(2)	(11)	(7)

Income tax recovery	$(2)	$(1)	$(8)	$(5)

Note 3 — Countervailing and Antidumping Duties

        The US International Trade Commission (ITC) has imposed a 18.8% countervail duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. Nexfor's Quebec mills are subject to both the CVD and ADD, while the New Brunswick mills are only subject to ADD. The total paid for CVD and ADD for the six month period ended June 28, 2003 is $4 (June 29, 2002 — recovery of $2).

        Nexfor and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the US allegations and strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Note 4 — Segmented Information

        During the second quarter, Nexfor reorganized its operations resulting in a change in Nexfor's operating segments. Nexfor has four reportable segments:

  i)
  panels, comprised principally of the OSB, MDF and particleboard operations;

  ii)
  lumber, comprised of the lumber and I-joist operations;

  iii)
  timber, comprised of woodland operations; and

  iv)
  paper, comprised of the paper and pulp operations.

        Nexfor operates principally in Canada, the United States and the United Kingdom.

        Earnings before interest, taxes and depreciation for each operating segment is equal to net sales less all attributable expenses except interest, depreciation and tax expenses.

	Panels	Lumber	Timber	Paper	Inter-segment	Consolidated Total
Three months ended June 28, 2003
Net sales	$217	$44	$9	$186	$(6)	$450

Cost of sales	152	47	8	176	(6)	377
Selling, general and administrative	7	1	—	7	—	15

	159	48	8	183	(6)	392

Earnings before interest, taxes, depreciation and restructuring charge	58	(4)	1	3	—	58
Depreciation	(18)	(3)	—	(10)	—	(31)
Restructuring charge	—	—	—	(21)	—	(21)

Operating earnings	$40	$(7)	$1	$(28)	$—	$6

Capital investments	$6	$1	$1	$3	$—	$11

Three months ended June 29, 2002
Net sales	$177	$60	$9	$143	$(4)	$385

Cost of sales	142	43	8	132	(4)	321
Selling, general and administrative	7	1	—	7	—	15

	149	44	8	139	(4)	336

Earnings before interest, taxes and depreciation	28	16	1	4	—	49
Depreciation	(18)	(3)	—	(10)	—	(31)

Operating earnings	$10	$13	$1	$(6)	$—	$18

Capital investments	$2	$1	$1	$4	$—	$8

	Panels	Lumber	Timber	Paper	Inter-segment	Consolidated Total
Six months ended June 28, 2003
Net sales	$406	$83	$29	$353	$(18)	$853

Cost of sales	303	88	24	334	(18)	731
Selling, general and administrative	14	2	—	14	—	30

	317	90	24	348	(18)	761

Earnings before interest, taxes, depreciation and restructuring charge	89	(7)	5	5	—	92
Depreciation	(35)	(6)	(1)	(20)	—	(62)
Restructuring charge	—	—	—	(21)	—	(21)

Operating earnings	$54	$(13)	$4	$(36)	$—	$9

Assets
Segmented	$994	$133	$57	$663		$1,847
Non-segmented						88
Cash and short-term notes						55

Total assets						$1,990

Capital investments	$10	$1	$1	$6		$18

Six months ended June 29, 2002
Net sales	$312	$107	$29	$290	$(15)	$723

Cost of sales	255	84	24	264	(15)	612
Selling, general and administrative	13	2	—	15	—	30

	268	86	24	279	(15)	642

Earnings before interest, taxes and depreciation	44	21	5	11	—	81
Depreciation	(31)	(6)	(1)	(20)	—	(58)

Operating earnings	$13	$15	$4	$(9)	$—	$23

Assets
Segmented	$991	$137	$58	$615		$1,801
Non-segmented						63
Cash and short-term notes						108

Total assets						$1,972

Capital investments	$4	$1	$1	$8		$14

Note 5 — Earnings per Common Share

        Earnings per common share are calculated as follows:

	Three Months Ended		Six Months Ended
	Jun 28 2003	Jun 29 2002	Jun 28 2003	Jun 29 2002
Earnings available to common shareholders:
Earnings	$—	$12	$1	$15
Less: Preferred share dividends	(1)	(1)	(1)	(2)

	$(1)	$11	$—	$13

Common shares (millions):
Weighted average number of common shares outstanding	144.9	141.7	144.4	141.4
Stock options	—	0.3	0.1	0.4

Diluted number of common shares	144.9	142.0	144.5	141.8

Earnings per common share:
Basic	$0.00	$0.08	$0.00	$0.09
Diluted	$0.00	$0.08	$0.00	$0.09

        Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares.

Note 6 — Long-term Debt

        During the quarter, the Company realized a gain of $23 in respect of $375 of interest rate swaps. This gain is being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps which effectively convert a portion of the Company's interest expense from fixed to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues.

Note 7 — Investment

        The Company has agreed to manage the assets of, and to provide sales and marketing services to, Katahdin Paper Company LLC ("KPL"). KPL is a related party by virtue of being under common significant influence. During the quarter the Company earned less than $1 in management fees. The Company is negotiating a $10 convertible preferred share investment in KPL.

Note 8 — Restructuring Charge

        During the second quarter, the Company announced a productivity improvement plan at its paper operations in Edmundston, NB and Madawaska, Maine. The productivity plan will reduce the total combined workforce at Edmundston and Madawaska by approximately 20% from its level of 1,600. The workforce reduction will take effect over a twelve month period through a combination of voluntary retirements and layoffs, with most of the reduction occurring in 2003. The total cost of the productivity improvement plan is estimated to be $25. In the second quarter, $21 has been charged to earnings consisting of severance, early retirement, consulting and training costs of $16 and non-cash pension related charges of $5. The remaining $4 is expected to be charged to earnings by the end of 2003. Of the total $21 charged to earnings, $4 has been paid to date.

NEXFOR INC.
SUPPLEMENTAL INFORMATION
(unaudited)
(In millions of US dollars, unless otherwise noted)

        During the second quarter, Nexfor reorganized its operations resulting in a change in Nexfor's operating segments. Nexfor has four reportable segments:

  i)
  panels, comprised principally of the OSB, MDF and particleboard operations;

  ii)
  lumber, comprised of the lumber and I-joist operations;

  iii)
  timber, comprised of woodland operations; and

  iv)
  paper, comprised of the paper and pulp operations.

        The following schedules present certain historical information for these segments. The schedules have been included for information purposes only.

NEXFOR INC.
SELECTED SEGMENTED INFORMATION
(unaudited)
(In millions of US dollars, unless otherwise noted)

Panels

	2nd Qtr 2003	1st Qtr 2003	4th Qtr 2002	3rd Qtr 2002	2nd Qtr 2002	1st Qtr 2002
Net sales	$217	$189	$172	$172	$177	$135

Earnings before interest, taxes and depreciation	58	31	23	27	28	16
Depreciation	(18)	(17)	(18)	(19)	(18)	(13)

Operating earnings	$40	$14	$5	$8	$10	$3

Capital investments	$6	$4	$7	$4	$2	$2

Lumber

	2nd Qtr 2003	1st Qtr 2003	4th Qtr 2002	3rd Qtr 2002	2nd Qtr 2002	1st Qtr 2002
Net sales	$44	$39	$41	$46	$60	$47

Earnings before interest, taxes and depreciation	(4)	(3)	(3)	3	16	5
Depreciation	(3)	(3)	(3)	(3)	(3)	(3)

Operating earnings	$(7)	$(6)	$(6)	$—	$13	$2

Capital investments	$1	$—	$2	$1	$1	$—

Timber

	2nd Qtr 2003	1st Qtr 2003	4th Qtr 2002	3rd Qtr 2002	2nd Qtr 2002	1st Qtr 2002
Net sales	$9	$20	$18	$18	$9	$20

Earnings before interest, taxes and depreciation	1	4	4	1	1	4
Depreciation	—	(1)	—	—	—	(1)

Operating earnings	$1	$3	$4	$1	$1	$3

Capital investments	$1	$—	$1	$1	$1	$—

Paper

	2nd Qtr 2003	1st Qtr 2003	4th Qtr 2002	3rd Qtr 2002	2nd Qtr 2002	1st Qtr 2002
Net sales	$186	$167	$162	$148	$143	$147

Earnings before interest, taxes, depreciation, and restructuring charge	3	2	3	10	4	7
Depreciation	(10)	(10)	(10)	(10)	(10)	(10)
Restructuring charge	(21)	—	—	—	—	—

Operating earnings	$(28)	$(8)	$(7)	$—	$(6)	$(3)

Capital investments	$3	$3	$10	$4	$4	$4

QuickLinks

Exhibit 99.1
2nd Quarter 2003 Highlights
Paper
NEXFOR INC. CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (unaudited) (In millions of US dollars, except per share information, unless otherwise noted)
NEXFOR INC. CONSOLIDATED BALANCE SHEETS (unaudited) (In millions of US dollars)
NEXFOR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (In millions of US dollars)
NEXFOR INC. SHIPMENTS (unaudited)
NEXFOR INC. NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (In millions of US dollars, unless otherwise noted)
NEXFOR INC. SUPPLEMENTAL INFORMATION (unaudited) (In millions of US dollars, unless otherwise noted)
NEXFOR INC. SELECTED SEGMENTED INFORMATION (unaudited) (In millions of US dollars, unless otherwise noted)